Project: Paid Social Video Scripts	CW: Kelly
Client: inGen	AD: Kevin Thich
Client Strategist:	Date: 7/10/23

1X 60 sec campaign video

Current video:
https://drive.google.com/file/d/1gt_8DmjuciwQhHIthyho7tDP4Y2u4OkB/view?usp=sharing
The following script has been written for this video ^^ that has already been produced.

Read time is around 45 seconds allowing for some dramatic pause space

SCENE	AUDIO	VIDEO
1	VO: In a world driven by innovation, we're at the forefront of revolutionizing the future of robotics and automation.	Graphic:
2	VO: We're inGen Dynamics.	Graphic: inGen logo
3	VO: With our state-of-the-art robotics, automation products, and AI integrations, we're unlocking a new era of productivity and efficiency with limitless possibilities.	Graphic: Robotics Automation AI
4	VO: From intelligent robots for custom tasks to automated systems that streamline operations, our diverse product lineup caters to a wide range of industries.	Shot: if needed rearrange some footage to line up with each of the logos below: Graphic: logos for: Aido Kaiser.House/Sentinel Origami
5	VO: Industries that we're transforming by streamlining operations, increasing productivity, and reducing human error.	Shot: *(Note: there is already some factory footage in the video; can you align this footage here)* Graphic: $1 million in pre-orders $56 Million in funding from institutional and private investors *(LG and Panasonic Logos)*

| 6 | VO: And now, you can be part of this groundbreaking journey. Invest in inGen and be a driving force behind the next revolution in AI and automation. | Graphic: inGen Dynamics: Where innovation meets opportunity.

Invest Today |
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